April 7, 2005

                                           VIA U. S. MAIL AND FAX (202) 942-9594

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 0407
Washington, DC  20549

RE:      SUPERCLICK, INC. AMENDED FILINGS
         FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004
         FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2005
         FILE NO. 333-31238


Dear Mr. Spirgel,

This letter is a follow-up to telephone conversations with both Inessa Berenbaum and Carlos Pacho about amended filings. During those conversations we promised to provide a time frame when we will have the restatements completed and ready for filing.

Based on discussions with our outside auditors and internal deliberations, we now believe that we can accomplish the task of amending both the 10-K for FY 2004 ended October 31, 2004 and the 10-Q for the most recent quarter ended January 31, 2005 by close of business on Friday, April 29, 2005.

As we discussed before it is our intention and that of our outside auditors to provide you with the opportunity to review the revised filings prior to finalizing them for publication.

We look forward to completing this process as soon as practical.

Sincerely,


Claude E. Smith
Chief Financial Officer
SUPERCLICK, INC.
5001 LBJ Freeway
Suite 700   PMB 173
Dallas,  TX   75244
(817) 354-4610 Phone
(817) 312-1312 Cell
claude.smith@superclick.com